Press Release
CAE reports fourth quarter and full fiscal year 2020 results

•	Strong annual performance despite COVID-19 impact in Q4

•	Annual revenue up 10% to $3.6 billion

•	Annual segment operating income(1) of $537.1 million ($590.4 million before specific items(2)) up 12% vs. $480.6 million in prior year (up 21% vs. $487.4 million before specific items)

•	Annual EPS of $1.16 ($1.34 before specific items(3)) vs. $1.23 (up 7% vs. $1.25 before specific items) in prior year

•	Q4 revenue down 4% to $977.3 million

•	Q4 segment operating income of $146.5 million ($193.9 million before specific items) down 14% vs. $170.4 million in prior year (up 9% vs. $177.2 million before specific items)

•	Q4 EPS of $0.29 ($0.46 before specific items) vs. $0.46 ($0.48 before specific items) in prior year

•	$3.8 billion annual order intake(4), including 49 Civil FFSs, and $9.5 billion order backlog(4)

•	Annual free cash flow(5) of $351.2 million for 98% cash conversion(6)

•	CAE Air1 ventilator in final stages of certification by health authorities

Montreal, Canada, May 22, 2020 - (NYSE: CAE; TSX: CAE) - CAE today reported strong annual performance despite the COVID-19 impact during its fourth quarter of fiscal year 2020. Annual revenue was $3.6 billion, up 10% over the prior year. Annual segment operating income was $537.1 million compared to $480.6 million in fiscal year 2019. Annual segment operating income before specific items was $590.4 million, up 21% compared to $487.4 million in the prior year. Annual net income attributable to equity holders was $311.4 million ($1.16 per share) compared to $330.0 million ($1.23 per share) in fiscal year 2019. Net income before specific items(7) was $359.7 million ($1.34 per share) this year, compared to $335.2 million ($1.25 per share) last year, which represents a 7% EPS increase over the same period last year.

Fourth quarter fiscal 2020 revenue was $977.3 million, down 4% from the fourth quarter last year. Fourth quarter net income attributable to equity holders was $78.4 million ($0.29 per share) compared to $122.3 million ($0.46 per share) last year. Net income before specific items in the fourth quarter was $122.3 million ($0.46 per share), compared to $127.5 million ($0.48 per share) last year. All financial information is in Canadian dollars.

Summary of consolidated results

(amounts in millions, except operating margins and per share amounts)		FY2020	FY2019	Variance %	Q4-2020	Q4-2019	Variance %
Revenue		$3,623.2	3,304.1	10%	977.3	1,022.0	(4%)
Segment operating income (SOI)		$537.1	480.6	12%	146.5	170.4	(14%)
Operating margins	%	14.8	14.5		15.0	16.7
SOI before specific items		$590.4	487.4	21%	193.9	177.2	9%
Operating margins	%	16.3	14.8		19.8	17.3
Net income		$318.9	340.1	(6%)	81.1	125.4	(35%)
Net income attributable to equity
holders of the Company		$311.4	330.0	(6%)	78.4	122.3	(36%)
Earnings per share (EPS)		$1.16	1.23	(6%)	0.29	0.46	(37%)
Net income before specific items		$359.7	335.2	7%	122.3	127.5	(4%)
EPS before specific items		$1.34	1.25	7%	0.46	0.48	(4%)
Order intake		$3,821.6	3,971.4	(4%)	778.8	1,414.4	(45%)
Total backlog		$9,458.1	9,494.9	—%	9,458.1	9,494.9	—%

Specific items include the impacts of the integration of Bombardier's Business Aviation Training Business (BBAT) in fiscal 2019. In fiscal 2020, specific items also include the impacts of Defence and Security's reorganizational costs and the impact of a $37.5 million goodwill impairment charge recognized in Healthcare.

“While leading CAE toward what would have been another record year, the COVID-19 pandemic hit us in our fourth quarter. Our first response was to ensure the health and safety of our employees and customers, and this continues to be our top priority. I am extremely proud of CAE’s employees worldwide, who daily, through even the most extreme conditions, take to heart the continuity of our customers’ critical operations, and earn the privilege of being their training partner of choice,” said Marc Parent, CAE’s President and Chief Executive Officer. “Our employees went beyond the call of duty in the fight against COVID-19 by bringing forward the idea to develop a critical care ventilator. It took just 11 days for 12 CAE engineers and scientists to develop a prototype, and now more than 500 of our employees are delivering on a contract with the Government of Canada to manufacture 10,000 ventilators to help save lives. The CAE Air1 ventilator is in the final stages of certification by health authorities. This is a true testament to the social impact CAE and its employees have, and it underscores the Company’s culture of innovation.”

Marc Parent added, “Turning to our results, notwithstanding the impact of COVID-19 headwinds on what is typically our best quarter of the year, we achieved strong performance overall in fiscal 2020, with double-digit revenue growth, 21% operating income growth, and 7% higher earnings per share. I am especially pleased with our 98% conversion of net income to free cash flow, which underscores the cash-generative profile of CAE’s world-leading training solutions. In Civil, we exceeded our annual outlook with 37% higher operating income, and annual orders totaling $2.5 billion, including additional airline training outsourcings and 49 full-flight simulator sales. In Defence, we anticipated a strong fourth quarter to reach our annual outlook for modest growth. While we achieved this on revenue, we came up short on operating income which was down 13%, mainly on lower than expected progress on program milestones and delays in securing new orders in the face of the COVID-19 pandemic. We booked $1.2 billion of defence orders during the year, for a $4.1 billion Defence backlog, which provides CAE with a good measure of diversification. And in Healthcare, we were on track for double-digit annual revenue growth until the last quarter, where it too was negatively affected by COVID-19, as medical and nursing school customers went into lockdowns, and hospital customers focused their attention on the healthcare crisis.”

The COVID-19 pandemic is a crisis of unprecedented speed and magnitude with respect to the disruption it has caused to daily life. The global air transportation environment and air passenger travel have been especially impacted, and CAE has seen a material disruption to its operations. CAE has implemented several flexible measures to protect the Company’s financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments in fiscal 2021, strict cost containment measures, salary freezes, salary reductions, reduced work weeks and temporary layoffs, as well as a suspension of the common share dividend and share repurchase plan. CAE is a global leader, and the long-term outlook for the Company remains highly compelling, with increased potential for long-term partnerships and outsourcings, and the resumption of above-market rates of growth. In the short-term; however, the Company expects the pandemic to have a significantly negative impact on performance.

Marc Parent on CAE’s outlook, “As we look to the fiscal year ahead, we believe it will be a tale of two halves, with the first-half of the year marked by sharply lower demand and major disruptions to our operations, and the second-half, slightly more positive as markets potentially begin to reopen and travel restrictions ease. For the year overall, we expect a material decrease in operational and financial performance. Much uncertainty persists with respect to the duration and severity of the market downturn, and while COVID-19 may not have been foreseeable, our business is resilient by design. We entered this pandemic from a position of strength, with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We have taken decisive yet flexible actions to help protect our people and operations over the short-term and to give us the necessary agility to resume long-term growth when global air travel eventually returns. We realize that it may be some time before things get back to normal, and based on our scenario analysis, we have the liquidity to weather the storm with upwards of $2 billion in cash and available credit. CAE is a highly innovative company with over seven decades of industry firsts under its belt. At the same time as we manage through the pandemic, we are focused on the future, and I expect we will ultimately be stronger for it.”

Civil Aviation Training Solutions (Civil)
The COVID-19 pandemic began to negatively impact Civil training revenues during the last quarter, with significantly lower than usual training utilization, especially in March, resulting from lower customer demand and government restrictions including travel bans, border restrictions, lockdown protocols and self-isolation measures that forced temporary closures and disruptions to Civil operations worldwide. During the month of March 2020, approximately one-third of Civil training locations worldwide suspended operations, and several of those remaining open, operated at significantly reduced capacity. In addition to the disruptions to Civil’s training centre network, Civil was also required to suspend the installation and delivery of simulator products to its customers worldwide.

Fourth quarter Civil revenue was $601.9 million, which is stable compared to the same quarter last year, and segment operating income was $151.5 million (25.2% of revenue) compared to $115.5 million (19.5% of revenue) in the fourth quarter last year. Fourth quarter Civil segment operating income before specific items was $153.6 million (25.5% of revenue), up 26% compared to the fourth quarter last year. Fourth quarter Civil training centre utilization(8) was 67%.

Annual Civil revenue was $2.2 billion, up 16% compared to last year, and segment operating income was $473.3 million (21.8% of revenue). Annual segment operating income before specific items was $479.4 million (22.1% of revenue) this year and $351.1 million (18.7% of revenue) last year, representing a 37% increase. Annual Civil training centre utilization was 70%.

During the quarter, Civil signed training solutions contracts valued at $468.6 million, including long-term training services agreements and the sale of 12 full-flight simulators (FFSs). For the year, Civil booked orders for $2.5 billion, demonstrating CAE’s continued momentum as the training partner of choice for airlines, business jet operators and pilots worldwide. These included 49 FFS sales and comprehensive, long-term training agreements with airlines including LATAM, JetSmart Airlines, and Sunwing Airlines. In business aviation, Civil won long-term training contracts with customers worldwide, including TAG Aviation Holdings, JetSuite, Solairus Aviation, and Flightworks Inc.

The Civil book-to-sales(4) ratio was 0.78x for the quarter and 1.14x for the last 12 months. The Civil backlog at the end of the year was a record $5.3 billion, which is up 6% from the prior year period.

Summary of Civil Aviation Training Solutions results

(amounts in millions except operating margins, SEU and FFSs deployed)		FY2020	FY2019	Variance %	Q4-2020	Q4-2019	Variance %
Revenue		$2,167.5	1,875.8	16%	601.9	593.4	1%
Segment operating income		$473.3	344.3	37%	151.5	115.5	31%
Operating margins	%	21.8	18.4		25.2	19.5
SOI before specific items		$479.4	351.1	37%	153.6	122.3	26%
Operating margins	%	22.1	18.7		25.5	20.6
Order intake		$2,471.5	2,769.9	(11%)	468.6	1,108.7	(58%)
Total backlog		$5,341.3	5,039.6	6%	5,341.3	5,039.6	6%
SEU(9)		247	218	13%	250	224	12%
FFSs deployed(10)		306	286	7%	306	286	7%
FFS deliveries		56	58	(3%)	21	25	(16%)

Defence and Security (Defence)
The COVID-19 pandemic contributed to delays in the execution of programs from backlog and in order intake. A range of Defence programs involving government and OEM customers globally experienced delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. While some of the required progress and acceptance testing continued with virtual meetings and remote work procedures, delays impacted the attainment of key program milestones. In addition, there have been delays in the award of new contracts, as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. These delays impacted Defence order intake during the fourth quarter.

Fourth quarter Defence revenue was $341.8 million, down 12% compared to the same quarter last year and segment operating income was $32.4 million (9.5% of revenue) compared to $50.7 million (13.1% of revenue) in the fourth quarter last year. Fourth quarter Defence segment operating income before specific items was $40.2 million (11.8% of revenue), down 21% compared to the fourth quarter last year. Annual Defence revenue was $1,331.2 million, up 2% over last year, and annual segment operating income was $104.8 million (7.9% of revenue). Annual segment operating income before specific items was $114.5 million (8.6% of revenue), down 13% compared to last year.

During the quarter, Defence booked orders for $276.6 million. Notable wins include a contract with Leonardo to provide M346 training devices and upgrades, with BAE Systems to provide the CAE Medallion MR e-Series visual system to undisclosed customers, and with Babcock France to provide an additional Pilatus PC-21 full-mission simulator to support pilot training for the French Air Force.

For the year, Defence booked $1.2 billion in orders including a contract with Lockheed Martin to support the design and manufacture of additional C-130J simulators and training devices for the U.S. Air Force and U.S. Marine Corps. Defence also won contracts to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices for the U.S. Air Force, and a contract with the NATO Support and Procurement Agency to provide the German Navy with a comprehensive training solution for the NH90 Sea Lion helicopter.

The Defence book-to-sales ratio was 0.81x for the quarter and 0.92x for the last 12 months (excluding contract options that extend beyond the initial funded year of these contracts). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the year was $4.1 billion.

Summary of Defence and Security results

(amounts in millions except operating margins)		FY2020	FY2019	Variance %	Q4-2020	Q4-2019	Variance %
Revenue		$1,331.2	1,306.7	2%	341.8	387.9	(12%)
Segment operating income		$104.8	131.5	(20%)	32.4	50.7	(36%)
Operating margins	%	7.9	10.1		9.5	13.1
SOI before specific items		$114.5	131.5	(13%)	40.2	50.7	(21%)
Operating margins	%	8.6	10.1		11.8	13.1
Order intake		1,225.6	1,079.9	13%	276.6	265.0	4%
Total backlog		$4,116.8	4,455.3	(8%)	4,116.8	4,455.3	(8%)

Healthcare
In Healthcare, much of the market for simulation products are medical and nursing schools that have come under lockdown protocols, which negatively affected Healthcare’s ability to conclude contracts and to deliver on existing orders. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020 and then later as border restrictions were implemented in March, in Europe and North America. In the hospital market customers are currently focused on managing the acute operational demands of the healthcare crisis rather than addressing their usual training needs. As a result of a precipitous drop in activity in the fourth quarter, the year-over-year, double-digit revenue growth rate that Healthcare was previously tracking, was not sustained for the year as a whole.

Fourth quarter Healthcare revenue was $33.6 million, down 17% compared to the same quarter last year, and fourth quarter segment operating loss was $37.4 million, compared to a segment operating income of $4.2 million (10.3% of revenue) in the fourth quarter last year. Fourth quarter segment operating income before specific items was $0.1 million (0.3% of revenue). Annual Healthcare revenue was $124.5 million compared to $121.6 million last year, and annual segment operating income loss was $41.0 million, compared to a segment operating income of $4.8 million (3.9% of revenue) last year. Annual segment operating loss before specific items was $3.5 million.

After considering general economic conditions and the deterioration in the global economic environment from the uncertainties of the COVID-19 pandemic, CAE recorded an impairment charge of $37.5 million relating to goodwill acquired in previous business acquisitions in Healthcare.

During the year, CAE Healthcare bolstered its position as the innovation leader in simulation-based healthcare education and training. It won the EMS World Innovation Award for CAE AresAR, the Microsoft HoloLens application for Healthcare’s emergency care manikin. Healthcare also launched innovative products including the Vimedix 3.0 ultrasound simulator; Anesthesia SimSTAT PACU and Labour Delivery modules, screen-based simulation approved by the American Board of Anesthesiology for maintenance of certification credits; and multiple custom simulators for OEMs and leading medical device companies including Baylis Medical and Edwards Lifesciences.

To help in the fight against COVID-19, subsequent to the end of the quarter, CAE Healthcare provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. It launched simulation-based training solutions, both web- and hardware-based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives. Additionally, CAE leveraged its global supply chain to source scarce N95 masks for humanitarian purposes in support of front-line health workers. To date, CAE has secured some 600,000 N95 masks for the governments of Quebec and Manitoba, doing its part to help keep healthcare-workers safe. As a testament to CAE’s innovation, engineering integration capabilities and subject matter expertise, the Company was selected by the Government of Canada, and is currently under contract, to design, manufacture and supply 10,000 ventilators to help save lives of COVID-19 patients. The CAE Air1 ventilator is in the final stages of certification by health authorities.

Summary of Healthcare results

(amounts in millions except operating margins)		FY2020	FY2019	Variance %	Q4-2020	Q4-2019	Variance %
Revenue		$124.5	121.6	2%	33.6	40.7	(17%)
Segment operating (loss) income		$(41.0)	4.8	(954%)	(37.4)	4.2	(990%)
Operating margins	%	—	3.9		—	10.3
SOI before specific items		$(3.5)	4.8	(173%)	0.1	4.2	(98%)
Operating margins	%	—	3.9		0.3	10.3

Additional financial highlights
Free cash flow from continuing operations was $185.1 million for the quarter compared to $116.8 million in the fourth quarter last year. Free cash flow for the year was $351.2 million, compared to $323.8 million in the same period last year. The cash conversion ratio for fiscal year 2020 was 98%.

Income taxes this quarter were $26.9 million, representing an effective tax rate of 25%, compared to 13% for the fourth quarter of fiscal 2019. In the fourth quarter last year, the tax rate was lower due to the recognition of deferred tax assets not previously recognized in Canada arising from the acquisition of BBAT and in Europe, partially offset by the negative impact of tax audits in Canada. Excluding these elements, the income tax rate would have been 20% in the fourth quarter last year. In the fourth quarter this year, the income tax rate was impacted by a goodwill impairment charge for the Healthcare segment. Excluding the effect of the goodwill impairment, the income tax rate would have been 19% this quarter. On this basis, the decrease in the tax rate from the fourth quarter of fiscal 2019 was mainly due to the change in the mix of income from various jurisdictions.

Net finance expense this quarter was $38.5 million, $12.8 million higher than the fourth quarter of fiscal 2019, mainly from higher interest on long-term debt due to the issuance of unsecured senior notes in March and December 2019 and higher interest on lease liabilities as a result of the adoption of IFRS 16.

Growth and maintenance capital expenditures(11) totaled $84.0 million this quarter and $283.4 million for the year.

Net debt(12) at the end of the year was $2,365.7 million for a net debt-to-capital ratio(13) of 47.8%. This compares to net debt of $2,306.6 million and a net debt-to-total capital ratio of 48.5% at the end of the preceding quarter. Excluding the impacts of the adoption of IFRS 16, net debt would have been $2,072.7 million this quarter for a net debt-to-capital ratio of 44.2% compared to $2,021.2 million and a net debt-to-capital ratio of 44.9% last quarter.

Subsequent to the end of the quarter, CAE concluded a new two-year $500.0 million senior unsecured revolving credit facility and expanded its receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide the Company access to additional liquidity and further strengthen its financial position.

Return on capital employed (ROCE)(14) was 10.7% this quarter compared to 11.4% last quarter and 12.9% in the fourth quarter last year, before specific items. Excluding the impacts of the adoption of IFRS 16, ROCE before specific items would have been 10.9% this quarter and 11.6% last quarter.

As part of its pandemic mitigation measures, CAE has suspended the payment of dividends and the repurchase of shares under the Normal Course Issuer Bid (NCIB) program on April 6, 2020. During fiscal year 2020, CAE paid $110.9 million in dividends to shareholders and repurchased and cancelled a total of 1,493,331 common shares at a weighted average price of $33.22 per common share for a total consideration of $49.6 million.

Management outlook for fiscal year 2021

The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment and to CAE's business. Several of CAE’s customers are facing significant challenges, with airlines and business jet operators having to ground most of their aircraft in response to travel bans, border restrictions, and lower demand for air travel. CAE continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all of CAE’s businesses, especially in the Civil Aviation Training Solutions segment. CAE began fiscal year 2021 in April with approximately one-third of its global Civil aviation training locations temporarily closed, and with production at its main manufacturing facility in Montreal suspended. The pandemic has also manifested in delays in the execution of Defence and Healthcare programs and in order intake.

Consolidated outlook
CAE customarily provides an annual growth outlook for each of its three business segments; however, given current uncertainty about the duration and severity of the crisis, no outlook on growth for fiscal year 2021 will be provided at this time. CAE is a global leader, and the long-term outlook for the Company remains compelling, with potential for above market rates of growth. CAE expects to emerge strong from the pandemic and has maintained its priority on Digital innovation to enhance customer experience and strengthen its competitive moat with advanced training systems that it expects will help shape the fundamentals of aviation and healthcare training.

In the short-term; however, the Company expects the COVID-19 pandemic to have a significant negative impact on its performance. The current view for fiscal year 2021 is for a material decrease in operational and financial performance in the first half, and for the second half of the year to potentially begin to inflect positively, as markets are expected to begin to reopen, and travel restrictions are eased. CAE has implemented several measures to preserve liquidity and reduce operating costs as it weathers the COVID-19 pandemic. Among these measures, the Company significantly reduced capital expenditures, which it currently expects to total approximately $50 million for the first six months of fiscal year 2021. CAE’s training operations are inherently highly cash generative and can continue to be cash flow positive, even down to very low levels of utilization. However, the combination of sharply lower demand and the COVID-19-related disruptions to CAE’s operations are expected to result in negative free cash flow for the Company in the first half of the fiscal year, and it expects to generate positive free cash flow in the second half.

Civil outlook
In Civil, as air travel eventually resumes, the Company expects to continue building on its previously positive momentum in training, increasing market share and securing new customer partnerships with its innovative training solutions. In the brunt of the pandemic, airlines globally have suspended a vast proportion of the commercial fleet; however, this does not imply a proportionate impact on training demand. In fact, a minimum level of recurrent pilot training, typically every six to nine months, is required by regulation to maintain the currency of the global cadre of certified pilots. Dispensations have been given in major jurisdictions, including Europe and North America, to extend the deadline of various time-bound training obligations to compensate for travel restrictions and border closures; however, these training requirements will ultimately need to be fulfilled for pilots to retain their licences and resume flight duty. In the current context, the Company also believes more airline training partnership and outsourcing opportunities should materialize as the industry looks for ways to gain greater agility and resiliency in the post-COVID-19 era, including partnering with CAE. In business aviation training, while growth-driven demand is being negatively affected by the downturn, Civil relies largely on servicing the training needs of the already active global business aircraft fleet and the delivery of large-cabin business jets. Demand for Civil full-flight simulators is closely linked to new aircraft deliveries, and while the total market is expected to be smaller this fiscal year, Civil expects to maintain its leading share of the available FFS sales.

Defence outlook
In Defence, the Company benefits from a large backlog of contracts with government customers to provide training solutions and operational support services that are considered essential to national security. The Defence business has been under new leadership since February 2020 and has been in the process of bolstering its operational efficiencies and effectiveness and expanding its bid pipeline. In the short-term, COVID-19-related issues are slowing Defence’s progress toward program milestones on work in backlog, including for some of its more complex contracts. The pandemic has also led to delays in contract awards globally, and the precipitous drop in oil prices has further impacted the rate of expected contract awards in the Middle East. Beyond the current year, the long-term outlook for Defence continues to be for growth, supported by a large addressable market for its innovative solutions and the realization of the benefits of its new leadership and strengthened organization.

Healthcare outlook
CAE believes Healthcare is well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis. With its innovative products and demonstrated agility, CAE continues to believe Healthcare will become a more material part of the Company over the long term.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2020 MD&A.

CAE Director and executive appointments
CAE is pleased to announce that General (Retired) David G. Perkins has joined its Board of Directors, effective May 1, 2020. General (R) David Perkins served over 40 years in the U.S. Army culminating as the Commander of the United States Army Training and Doctrine Command (TRADOC) which is responsible for designing, acquiring, building and constantly improving the U.S. Army which is one of the largest, with over 1.2 million people, and most complex organizations in the world. Under his leadership TRADOC developed the Army’s concept of Multi-Domain Operations which has become a driver for future changes in operations and training, not only in the US Military, but around the world. General (R) Perkins is an excellent addition to the CAE Board of Directors, offering invaluable strategic counsel as the Company navigates the way forward.

CAE is also pleased to announce the appointment of Heidi R. Wood as Executive Vice President, Business Development & Growth Initiatives. Heidi’s primary focus involves partnering with CAE’s business unit leaders to identify and drive new avenues of growth across CAE, maximize synergies across businesses, and drive CAE’s entry into adjacencies and leverage Artificial Intelligence and Digital. Heidi has over 25 years’ experience analyzing, creating and driving strategic growth in the Aerospace and Defense industry. She has been recognized for her dynamic leadership, driving transformation and creating value for numerous Fortune 500 companies. Heidi is an excellent addition to the CAE executive management team, to accelerate and strengthen our market leadership in training and further our position as our customers’ partner of choice.

Corporate Social Responsibility
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. CAE’s purpose makes its employees proud and its customers delighted. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of corporate social responsibility (CSR). CAE’s first response during the pandemic was to ensure the health and safety of our employees and customers, and this continues to be the Company’s top priority.

CAE employees went beyond the call of duty in the fight against COVID-19 by bringing forward the idea to develop a critical care ventilator. It took just 11 days for 12 CAE engineers and scientists to develop a prototype, and the Company is now under contract with the Government of Canada to manufacture 10,000 ventilators to help save lives. The CAE Air1 ventilator has progressed to the final stage of certification by the health authorities. This humanitarian gesture is a true testament to the kind of social impact that CAE and its employees have. It also underscores the Company’s agility and our culture of innovation.

In addition to the ventilator, CAE is leveraging all ideas and innovation of its employees through an online idea platform. Already more than 150 ideas have been submitted to help CAE during the pandemic and propose what the Company could do coming out of the pandemic. Employee ideas were at the source of CAE’s initiatives to help save lives by sourcing scarce N95 masks through its global network of suppliers. To date, CAE has secured hundreds of thousands of N95 masks for the Quebec and Manitoba governments, doing CAE’s part to help keep healthcare-workers safe.

Further demonstrating its social impact, CAE Healthcare provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. It also launched simulation-based training solutions, both web- and hardware-based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives.

To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY19 Annual Activity and Corporate Social Responsibility Report.

IFRS 16 - Leases
Effective April 1, 2019, CAE adopted IFRS 16 - Leases, which introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. The main impact of IFRS 16 to CAE is the recognition of a right-of-use asset and a lease liability for substantially all leases. This change results in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. The financial results reported in the press release for the fiscal year ended March 31, 2019 do not reflect the accounting changes required by IFRS 16 as the Company adopted the standard using the modified retrospective application as of April 1, 2019. For more detailed information, including the impacts of the transition to IFRS 16, refer to Note 2 of the annual consolidated financial statements for the year ended March 31, 2020.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the year ended March 31, 2020 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2020
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements, which may include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic and the effectiveness of plans and measures we have implemented in response thereto; general economic outlook; prospects and trends of an industry; available liquidities; CAE’s business outlook, objectives, plans and strategic priorities; and other statements that are not historical facts.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 22, 2020 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 22, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2021 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Segment operating income (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(2) Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(3) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(4) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(5) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(6) Cash conversion rate is a non-GAAP financial measure we use to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure. We calculate it by dividing free cash flow by net income before specific items.

(7) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(8) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(9) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(10) A full-flight simulator (FFS) is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(11) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(12) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(13) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(14) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Income Statement

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Revenue	$977.3	$1,022.0	$3,623.2	$3,304.1
Cost of sales	665.6	734.0	2,539.6	2,362.6
Gross profit	$311.7	$288.0	$1,083.6	$941.5
Research and development expenses	36.2	9.9	137.5	101.4
Selling, general and administrative expenses	107.9	123.2	437.5	415.2
Other losses (gains) – net	14.3	(5.2)	(1.0)	(22.3)
Share of after tax loss (profit) of equity accounted investees	6.8	(10.3)	(27.5)	(33.4)
Operating profit	$146.5	$170.4	$537.1	$480.6
Finance expense – net	38.5	25.7	144.4	80.9
Earnings before income taxes	$108.0	$144.7	$392.7	$399.7
Income tax expense	26.9	19.3	73.8	59.6
Net income	$81.1	$125.4	$318.9	$340.1
Attributable to:
Equity holders of the Company	$78.4	$122.3	$311.4	$330.0
Non-controlling interests	2.7	3.1	7.5	10.1
Earnings per share attributable to equity holders of the Company
Basic	$0.29	$0.46	$1.17	$1.24
Diluted	$0.29	$0.46	$1.16	$1.23

Consolidated Statement of Comprehensive Income

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2020	2019	2020	2019

Net income	$81.1	$125.4	$318.9	$340.1
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$216.5	$(64.4)	$118.3	$(12.6)
Reclassification to income of foreign currency exchange differences	(20.5)	(5.3)	(40.4)	(23.2)
Net (loss) gain on cash flow hedges	(47.7)	15.8	(32.3)	(6.9)
Reclassification to income of gain (loss) on cash flow hedges	3.0	1.4	(0.2)	2.1
Net (loss) gain on hedges of net investment in foreign operations	(103.6)	7.7	(71.0)	(20.0)
Income taxes	15.2	(6.4)	23.0	2.2
	$62.9	$(51.2)	$(2.6)	$(58.4)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$42.9	$(14.3)	$13.4	$4.2
Income taxes	(11.4)	3.8	(3.6)	(1.1)
	$31.5	$(10.5)	$9.8	$3.1
Other comprehensive income (loss)	$94.4	$(61.7)	$7.2	$(55.3)
Total comprehensive income	$175.5	$63.7	$326.1	$284.8
Attributable to:
Equity holders of the Company	$168.0	$61.9	$315.4	$271.8
Non-controlling interests	7.5	1.8	10.7	13.0

Consolidated Statement of Financial Position

	March 31	March 31
(amounts in millions of Canadian dollars)	2020	2019

Assets
Cash and cash equivalents	$946.5	$446.1
Accounts receivable	566.1	496.0
Contract assets	569.3	523.5
Inventories	616.2	537.0
Prepayments	55.1	57.4
Income taxes recoverable	30.4	33.6
Derivative financial assets	25.0	19.3
Total current assets	$2,808.6	$2,112.9
Property, plant and equipment	2,154.0	2,149.3
Right-of-use assets	395.9	—
Intangible assets	2,056.5	2,027.9
Investment in equity accounted investees	460.6	312.1
Deferred tax assets	84.5	71.0
Derivative financial assets	13.1	12.8
Other non-current assets	510.4	479.5
Total assets	$8,483.6	$7,165.5

Liabilities and equity
Accounts payable and accrued liabilities	$934.4	$883.8
Provisions	29.2	28.7
Income taxes payable	26.4	25.7
Contract liabilities	746.2	670.2
Current portion of long-term debt	206.2	264.1
Derivative financial liabilities	119.9	17.0
Total current liabilities	$2,062.3	$1,889.5
Provisions	28.6	36.3
Long-term debt	3,106.0	2,064.2
Royalty obligations	141.1	136.2
Employee benefits obligations	212.8	212.6
Deferred tax liabilities	150.6	147.0
Derivative financial liabilities	12.8	2.7
Other non-current liabilities	$191.1	$267.0
Total liabilities	$5,905.3	$4,755.5
Equity
Share capital	$679.5	$649.6
Contributed surplus	26.9	24.8
Accumulated other comprehensive income	193.2	199.0
Retained earnings	1,590.1	1,457.9
Equity attributable to equity holders of the Company	$2,489.7	$2,331.3
Non-controlling interests	88.6	78.7
Total equity	$2,578.3	$2,410.0
Total liabilities and equity	$8,483.6	$7,165.5

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2018	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$330.0	$330.0	$10.1	$340.1
Other comprehensive (loss) income	—	—	—	(61.3)	3.1	(58.2)	2.9	(55.3)
Total comprehensive (loss) income	—	$—	$—	$(61.3)	$333.1	$271.8	$13.0	$284.8
Exercise of stock options	1,231,600	21.1	(2.9)	—	—	18.2	—	18.2
Optional cash purchase of common shares	2,459	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	(3,671,900)	(8.8)	—	—	(85.6)	(94.4)	—	(94.4)
Share-based payments expense	—	—	6.4	—	—	6.4	—	6.4
Transactions with non-controlling interests	—	—	—	—	—	—	(2.7)	(2.7)
Stock dividends	146,914	4.0	—	—	(4.0)	—	—	—
Cash dividends	—	—	—	—	(99.9)	(99.9)	—	(99.9)
Balances as at March 31, 2019	265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0
Impact of adopting IFRS 16	—	$—	$—	$—	$(27.5)	$(27.5)	$—	$(27.5)
Balances as at April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$311.4	$311.4	$7.5	$318.9
Other comprehensive (loss) income	—	—	—	(5.8)	9.8	4.0	3.2	7.2
Total comprehensive (loss) income	—	$—	$—	$(5.8)	$321.2	$315.4	$10.7	$326.1
Exercise of stock options	1,553,846	30.2	(3.7)	—	—	26.5	—	26.5
Optional cash purchase of common shares	2,433	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	(1,493,331)	(3.8)	—	—	(45.8)	(49.6)	—	(49.6)
Share-based payments expense	—	—	5.8	—	—	5.8	—	5.8
Transactions with non-controlling interests	—	—	—	—	(1.4)	(1.4)	(0.8)	(2.2)
Stock dividends	109,076	3.4	—	—	(3.4)	—	—	—
Cash dividends	—	—	—	—	(110.9)	(110.9)	—	(110.9)
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2020	2019
Operating activities
Net income	$318.9	$340.1
Adjustments for:
Depreciation and amortization	305.4	217.2
Share of after tax profit of equity accounted investees	(27.5)	(33.4)
Deferred income taxes	2.9	(23.1)
Investment tax credits	9.0	8.2
Impairment of goodwill	37.5	—
Share-based payments expense	14.5	9.3
Defined benefit pension plans	15.1	14.8
Other non-current liabilities	(39.2)	(30.3)
Derivative financial assets and liabilities – net	15.3	(5.8)
Other	(54.6)	(1.8)
Changes in non-cash working capital	(52.2)	35.2
Net cash provided by operating activities	$545.1	$530.4
Investing activities
Business combinations, net of cash acquired	$(10.1)	$(827.8)
Acquisition of investment in equity accounted investees	(113.5)	—
Addition of assets through the monetization of royalties	—	(202.7)
Additions to property, plant and equipment	(283.4)	(251.8)
Proceeds from disposal of property, plant and equipment	0.5	2.7
Additions to intangible assets	(100.6)	(86.6)
Net payments to equity accounted investees	(9.9)	(37.7)
Dividends received from equity accounted investees	22.6	22.0
Other	(1.5)	2.7
Net cash used in investing activities	$(495.9)	$(1,379.2)
Financing activities
Net proceeds from borrowing under revolving credit facilities	708.2	—
Proceeds from long-term debt	167.6	955.3
Repayment of long-term debt	(233.0)	(72.7)
Repayment of lease liabilities	(79.8)	(22.0)
Dividends paid	(110.9)	(99.9)
Issuance of common shares	26.6	18.3
Repurchase and cancellation of common shares	(49.6)	(94.4)
Changes in restricted cash	15.7	—
Other	(1.4)	5.7
Net cash provided by financing activities	$443.4	$690.3
Effect of foreign currency exchange differences on cash
and cash equivalents	$7.8	$(6.9)
Net increase (decrease) in cash and cash equivalents	$500.4	$(165.4)
Cash and cash equivalents, beginning of year	446.1	611.5
Cash and cash equivalents, end of year	$946.5	$446.1